Filed Pursuant to Rule 424(b)(3)
Registration No. 333-113419
PROSPECTUS

HEI, Inc.

1,903,880 Shares of

Common Stock

        This Prospectus relates to 1,479,080 shares of common stock of HEI, Inc., and 424,800 shares of common stock of HEI, Inc., issuable upon the exercise of warrants, which may be offered from time to time by the selling shareholders named in this Prospectus. We will not receive any of the proceeds from the offer and sale of the shares. Rather, the selling shareholders will receive all of the net proceeds from any sale of the shares. We did, however, receive gross proceeds, excluding transaction costs of approximately $272,000, in the amount of $3,539,999 on February 13, 2004 from the sale of 1,180,000 shares of common stock of HEI, Inc. in a private placement to some of the selling shareholders named in this Prospectus. After this private placement, an aggregate of 8,273,491 shares of common stock were outstanding.

      We have been advised that the selling shareholders may from time to time sell the common stock to or through brokers or dealers in one or more transactions, in the Nasdaq National Market or other over-the-counter market or otherwise, at market prices prevailing at the time of sale, at prices relating to prevailing prices, or at negotiated prices.

      Our common stock is listed on the Nasdaq National Market under the symbol HEII. On March 12, 2004, the closing sales price of our common stock as reported by the Nasdaq National Market was $3.33.

      Investing in our common stock involves certain risks. See “Risk Factors” beginning on page 4 of this Prospectus.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is March 15, 2004

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
SUMMARY
RISK FACTORS
USE OF PROCEEDS
SELLING SHAREHOLDERS
PLAN OF DISTRIBUTION
DESCRIPTION OF SECURITIES
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEMNIFICATION

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      Some of the information included in this Prospectus contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as “may,” “will,” “expect,” “anticipate,” “believe,” “intend,” “estimate,” “continue,” and similar words. You should read statements that contain these words carefully for the following reasons: such statements discuss our future expectations, such statements contain projections of future earnings or financial condition and such statements state other forward-looking information. Although it is important to communicate our expectations, there may be events in the future that we are not accurately able to predict or over which we have no control. The risks factors included in this Prospectus provide examples of such risks, uncertainties and events that may cause actual results to differ materially from our expectations and the forward-looking statements. Readers are cautioned not to place undue reliance on forward-looking statements, as we undertake no obligation to update these forward-looking statements to reflect ensuing events or circumstances, or subsequent actual results.

SUMMARY

      The following summary is qualified by, and should be read in conjunction with, the more detailed information included in this Prospectus and the documents incorporated by reference into this Prospectus.

HEI, Inc.

      HEI, Inc. (Nasdaq: HEII) (“HEI” or the “Company”) provides a comprehensive range of engineering, product design, automation and test, manufacturing and fulfillment services and solutions to our customers in the hearing, medical device, medical equipment, communications, computing and industrial equipment industries. We provide these services and solutions on a global basis through integrated facilities in North America. These services and solutions support our customers’ products from initial product development and design through manufacturing to worldwide distribution and aftermarket support. HEI uses the leverage created by its various technology platforms to provide bundled solutions to the markets served. In doing so, the Company uses much of its internal manufacturing capacity to create these solutions. For example, the “Link-itTM connectivity solution” uses circuit board assembly, radio frequency (“RF”), software code and engineering services developed and delivered by our internal capabilities. All of our facilities are ISO 9001:2000 certified.

      In our Victoria, Minnesota facility we design and manufacture ultra miniature microelectronic devices and high technology products incorporating these devices. These custom microelectronic devices typically consists of placing or assembling one or more integrated circuits (“IC”) commonly referred to as “chips,” and other passive electrical components onto a ceramic or organic substrate. The microelectronic assembly typically embodies the primary functions of the end products of our customers, such as hearing aids, defibrillators and communication components. For example, in hearing aids the microelectronic assemblies we design and make are contained within a shell and connected to a microphone, receiver and battery. For some customers, we may procure the microphone, receiver and battery from outside vendors and assemble all of the components into further assemblies; and we may sell only the microelectronic assembly to other customers. Our custom-built microelectronics are employed in the hearing, medical, telecommunications and ultra miniature radio frequency markets. Our microelectronics facilities achieved ISO 9001:2000 certification in August 2003. We refer to our Victoria operations in this Prospectus as our “Microelectronics Operations.”

      Certain proprietary technology employed in our Victoria facility allows us to manufacture miniature packages that are specially designed to hold and protect high frequency chips for broadband communications. This package, with the enclosed chip, may then be easily and inexpensively attached to a circuit board without degrading the high-frequency performance of the chip. These packages, and the high-frequency chips that they contain, are specially designed for applications in high-speed optical communication devices — the individual parts of the fiber-optic telecommunications network that companies and individuals use to transmit data, voice and video across both short and very long distances. We manufacture our products by fabricating a substrate and placing integrated circuits and passive electrical components onto that substrate. Substrates are made of multi-layer ceramic or laminate materials. The process of placing components onto the substrate is automated using sophisticated equipment that picks an IC from a wafer or waffle pack and places it onto a substrate with very high precision. Many of the components require wire bonding to electrically connect them to the substrate. We then electrically test the microelectronic assemblies to ensure required performance.

      In our Boulder, Colorado facility we provide four primary products and services. First, we provide custom design and development outsourcing services for customers ranging from large medical device original equipment manufacturers (“OEMs”) to emerging medical device companies worldwide. Our design and development projects generally include product concept definition, development of specifications for product features and functions, product engineering specifications, instrument design, development, prototype production and testing, and development of test specifications and procedures. We also perform various forms of verification and validation testing for software application and medical devices. We maintain a technical staff of engineers with backgrounds focused in electrical, mechanical, software and manufacturing disciplines. Second, Boulder’s medical imaging group designs, develops and manufactures a broad range of advanced application software and major subsystem hardware. Our work includes the development of leading edge MRI software, cardiac and vascular diagnostic application software and high-density RF amplifier systems. Contracts in this business are undertaken with major OEMs in the medical imaging system market that integrate the power subsystems into their imaging systems. Third, we provide medical device manufacturing outsourcing services. We manufacture complex electronic and electromechanical medical devices. We are a registered device manufacturer with the Food and Drug Administration (the “FDA”) and are required to meet the FDA’s Quality System Regulation (“QSR”). This facility’s quality system is certified to, and meets, ISO 9001:1994 and ISO 13485 standards. Our manufacturing projects include pre-production engineering and commercialization services, turnkey manufacturing of FDA Class I, Class II and Class III devices and system test services. Our manufacturing outsourcing services generally involve complex high-end devices, as opposed to commodity or high-volume products. In providing outsourcing services, we manufacture products for use in blood analysis, women’s health therapies, and cancer detection systems. Fourth, Boulder provides a connectivity solution consisting of both hardware and software. This technology enables medical device OEMs and Health Care Information Technology (“HCIT”) vendors to add wired and wireless web server connectivity to their products quickly and cost-effectively. We refer to our Boulder operations in this Prospectus as our “Advanced Medical Operations.”

      In our Tempe, Arizona facility, we manufacture and design high density, high quality flex circuits and high-performance laminate-based substrates. We utilize specialized tooling strategies and advanced procedures to minimize circuit handling and ensure that consistent processing parameters are maintained throughout the assembly process. Significant portions of the substrates produced at this facility are transformed into custom-built microelectronics at our facility in Victoria, Minnesota.

      Our Chanhassen, Minnesota facility manufactures wireless smart cards and other ultra-miniature RF applications. Ultra miniature electronic modules are connected to an RF coil, creating an assembly. This assembly is contained within a smart card or wireless card (about the same size as a credit card) that is used for financial, security access and identification or tracking applications. We are developing a plan to move the production activity from this site to our facility in Boulder, Colorado. This plan currently calls for all production to cease in Chanhassen within the next 60 to 120 days.

Recent Developments

      First quarter financial results were softer than expected because of our inability to deliver product on a timely basis. This trend continued into the second quarter of fiscal 2004, and given these difficulties, we may have greater operating losses than those in the prior quarter. We had adequate orders in house to exceed prior period revenue levels but were unable to capitalize on this opportunity because of operational issues encountered in starting many new programs at one time. While we have not closed our books for the second quarter of fiscal 2004, we believe that our revenues and earnings for this period will be adversely affected by our inability to deliver product on a timely basis. As an outcome of these results, the Vice President of Operations for the Microelectronics Operations was replaced by the Vice President of Operations of the Advanced Medical Operations giving him authority over the operations of the entire Company. The recent success of the Advanced Medical Operations has been linked to the effective use of “lean flow” manufacturing techniques that have carved out considerable cost savings. These same techniques are scheduled to be deployed at our Victoria facility in an effort to obtain the same results.

      HEI has taken a number of steps to replace high cost short-term debt and acquire equity capital to address long-term capital requirements. Recently, we replaced our subordinated promissory note payable to CMED (and acquired by Whitebox Hedged High Yield Partners) with two cash flow friendly term debt vehicles with Commerce Bank and, its affiliate, Commerce Financial Group, Inc., that allowed us to take advantage of a substantial discount. In addition to this step, we received an extension on our line of credit that will take it well beyond its year end. We continue to pursue opportunities to strengthen our balance sheet as related to improvement of our liquidity position. The successful private placement of 1,180,000 shares has added $3,327,600 to our cash reserves. With the equity raised, we have demanded repayment of our deposit of $1,430,000 that the landlord of the Boulder facility now holds on our behalf. We are now in negotiations with the landlord over the disposition of the deposit. Ongoing efforts are being maintained to monetize other assets that will further strengthen our cash position. Management believes that these actions will satisfy our liquidity needs for the foreseeable future.

Our Executive Office

      We are incorporated under the laws of the State of Minnesota. Our executive offices are located at 1495 Steiger Lake Lane, Victoria, Minnesota 55386, telephone number (952) 443-2500. Our website address is www.heii.com. Information contained on or accessible from our website does not constitute part of this Prospectus.

The Offering

Securities:	1,903,880 shares of common stock offered by the selling shareholders identified in this Prospectus.

Use of Proceeds:	We will not receive any proceeds from the sale of common stock by the selling shareholders.

RISK FACTORS

      An investment in shares of our common stock involves a high degree of risk. Prospective investors should carefully consider the following risks and speculative factors set forth below prior to a purchase of shares of common stock.

If we are unable to integrate, operate and manage the Advanced Medical Operations, our operating results and business condition may be reduced.

      On January 24, 2003, we acquired our Boulder, Colorado business unit from Colorado MEDtech, Inc. (“CMED”). While the Advanced Medical Operations have been managed by HEI for the past thirteen months efforts still continue to integrate its business activities into the Company. Plans are underway to integrate common operating system platforms, further consolidate duplicative activities and fill the sales pipeline. We may not be able to successfully and profitably integrate, operate, maintain and manage our Advanced Medical Operations in a competitive environment. In addition, we may not be able to integrate the newly hired employees and operational issues may arise as a result of a lack of integration or our lack of familiarity with issues specific to this operation. Further, certain of our assumptions relating to the timing of the integration and the use of the leased facility in Boulder, Colorado, may not prove to be accurate, causing increased costs at this facility. The inability to integrate the operations could impair our combined revenue opportunity and reduce the return on the assets purchased. The consolidated integration technology could take longer than anticipated, limiting the speed of the business combination, not allowing costs to be removed as quickly as originally forecasted.

If the components that we design and manufacture are the subject of product recalls or a product liability claim, our business may be damaged, we may incur significant legal fees and our results of operations and financial condition may be adversely affected.

      Certain of the components we design or manufacture are used in medical devices, several of which may be used in life-sustaining or life-supporting roles. The tolerance for error in the design, manufacture or use of these components and products may be small or nonexistent. If a component we designed or manufactured is found to be defective, whether due to design or manufacturing defects, improper use of the product or other reasons, the product may need to be recalled, possibly at our expense. Further, the adverse effect of a product recall on our business might not be limited to the cost of the recall. Recalls, especially if accompanied by unfavorable publicity or termination of customer contracts, could result in substantial costs, loss of revenues and damage to our reputation, each of which would have a material adverse effect on our business, results of operations and financial condition.

      The manufacture and sale of the medical devices involves the risk of product liability claims. Although we generally obtain indemnification from our customers for components that we manufacture to the customers’ specifications and we maintain product liability insurance, there can be no assurance that the indemnities will be honored or the coverage of our insurance policies will be adequate. Further, we generally provide a design defect warranty and indemnity to our customers for failure of a product to conform to design specifications and against defects in materials and workmanship. Product liability insurance is expensive and in the future may not be available on acceptable terms, in sufficient amounts, or at all. A successful product liability claim in excess of our insurance coverage or any material claim for which insurance coverage was denied or limited and for which indemnification was not available could have a material adverse effect on our business, results of operations and financial condition.

Our customer base is highly concentrated and the loss of a key customer may reduce our operating results and financial condition.

      Our customer base is highly concentrated. In the first quarter of fiscal 2004 and during fiscal 2003, fiscal 2002, and fiscal 2001, our three largest customers, Siemens, Inc., Sonic Innovations, Inc., and GE Medical Systems, in the aggregate accounted for 30%, 45%, 65%, and 51%, respectively, of net sales. Each of these customers has multiple programs in production with us. Although we are reducing this concentration, we expect that sales to a relatively small number of OEMs will continue to account for a substantial portion of net revenues for the foreseeable future. The loss of, or a decline in orders from, any one of our key customers would materially adversely affect our operating results and financial condition. We are working for diversification such that no one market would account for 40% or more in revenue, no one customer at 10% or greater revenue and no one program at 25% or greater.

As our customer base becomes more diversified it may reduce our ability to effectively manage all of our customer relationships.

      While our customer base is currently highly concentrated, we are working for diversification such that no one market would account for 40% or more in revenue, no one customer at 10% or greater in revenue and no one program at 25% or greater in revenue. New customers and programs can have a significant ramp up effort associated with getting the product ready for delivery. The efforts associated with managing a more diversified customer base and projects could prove to be more difficult than previously thought and could result in loss of customers and/or revenues.

If we are unable to develop new products and services our revenue could decrease.

      Our products are subject to rapid obsolescence and our future success will depend upon our ability to develop new products and services that meet changing customer and marketplace requirements. Our products are based upon specifications from our customers. We may not be able to satisfactorily design and manufacture customer products based upon these specifications.

If we fail to properly anticipate the market for new products and service we may lose revenue.

      Even if we are able to successfully identify, develop and manufacture as well as introduce new products and services, there is no assurance that a market for these products and services will materialize to the size and extent that we anticipate. If a market does not materialize as we anticipate, our business, operating results and financial condition could be materially adversely affected. The following factors could affect the success of our products and services in the microelectronic and other marketplaces:

•	the failure to adequately equip our manufacturing plant in anticipation of increasing business;

•	the failure of our design team to develop products in a timely manner to satisfy our present and potential customers; and

•	our limited experience in specific market segments in marketing our products and services, specifically in the telecom industry.

We may fail to have enough liquidity to operate our business because we may not adequately adjust our expenses to predicted revenue in any given period, which may dramatically and negatively impact our cash flow.

      Our basis for determining our ability to fund our operations depends on our ability to accurately estimate our revenue streams and our ability to accurately predict, our related expenditures. Furthermore, our borrowing base is fixed. As a result, we may fail to adequately adjust our expenses to actual revenue in any given period or we may experience significant fluctuations in quarterly revenue, either of which may dramatically and negatively affect our cash flow.

Future quarterly and annual operating results may fluctuate substantially due to a number of factors, many of which are beyond our control, which may cause our stock price to decline.

      We have experienced substantial fluctuations in our annual and quarterly operating results, and such fluctuations may continue in future periods. Our operating results are affected by a number of factors, many of which are beyond our control, including the following:

•	we may manufacture products that are custom designed and assembled for a specific customer’s requirement in anticipation of the receipt of volume production orders from that customer, which may not always materialize to the degree anticipated, if at all;

•	we may incur significant start-up costs in the production of a particular product, which costs are expensed as incurred and for which we attempt to seek reimbursement from the customer;

•	we may experience fluctuations and inefficiencies in managing inventories, fixed assets, components and labor, in the degree of automation used in the assembly process, in the costs of materials, and the mix of materials, labor, manufacturing, and overhead costs;

•	we may experience unforeseen design or manufacturing problems, price competition or functional competition (other means of accomplishing the same or similar packaging end result);

•	we may be unable to pass on cost overruns;

•	we may be unable to gain the benefits expected out of “lean-flow” manufacturing at our Victoria, Minnesota facility;

•	we may not have control over the timing of expenditures in anticipation of increased sales, customer product delivery requirements and the range of services provided; and

•	we may experience variance in the amount and timing of orders placed by a customer due to a number of factors, including inventory balancing, changes in manufacturing strategy, and variation in product demand attributable to, among other things, product life cycles, competitive factors, and general economic conditions.

      Any one of these factors, or a combination of one or more factors, could adversely affect our annual and quarterly operating results, which in turn may cause our stock price to decline.

We may fail to adequately adjust our expenses to predicted revenue in any given period or we may experience significant fluctuations in quarterly revenue because the sales cycle for our products and services is lengthy and unpredictable.

      While our sales cycle varies from customer to customer, it historically has ranged from two to 12 months. Our pursuit of sales leads typically involves an analysis of our prospective customer’s needs, preparation of a written proposal, one or more presentations and contract negotiations. Our sales cycle may also be affected by the complexity of the product to be developed and manufactured as well as a prospective customer’s budgetary constraints and internal acceptance reviews, over which we have little or no control. As a result of these things combined with the fact that our expenses are fixed, we may fail to adequately adjust our expenses to predicted revenue in any given period or we may experience significant fluctuations in quarterly revenue.

Our business may suffer and cause our stock price to decline if we are unable to protect our intellectual property rights.

      Intellectual property rights are important to our success and our competitive position. It is our policy to protect all proprietary information through the use of a combination of nondisclosure agreements and other contractual provisions and patent, trademark, trade secret and copyright law to protect our intellectual property rights. There is no assurance that these agreements, provisions and laws will be adequate to prevent the imitation or unauthorized use of our intellectual property. Policing unauthorized use of proprietary systems and products is difficult and, while we are unable to determine the extent to which infringement of our intellectual property exists, we expect infringement to be a persistent problem. In addition, the laws of some foreign countries do not protect our products to the same extent that the laws of the United States protect our products. If our intellectual property rights are not protected our business may suffer if a competitor uses our technology to capture our business, which could cause our stock price to decline. Furthermore, even if the agreements, provisions and intellectual property laws prove to be adequate to protect our intellectual property rights, our competitors may develop products or technologies that are both non-infringing and substantially equivalent or superior to our products or technologies.

Third-party intellectual property infringement claims may be costly and may prevent the future sale of our products.

      Substantial litigation and threats of litigation regarding intellectual property rights exist in our industry. Third parties may claim that our products infringe upon their intellectual property rights. In particular, defending against third-party infringement claims may be costly and divert important management resources. Furthermore, if these claims are successful, we may have to pay substantial royalties or damages, remove the infringing products from the marketplace or expend substantial amounts in order to modify the products so that they no longer infringe on the third party’s rights.

We may pursue future acquisitions and investments that may adversely affect our financial position or cause our earnings per share to decline.

      In the future we may continue to make acquisitions of and investments in businesses, products and technologies that could complement or expand our business. Such acquisitions, though, involve certain risks:

•	we may not be able to negotiate or finance the acquisition successfully;

•	the integration of acquired businesses, products or technologies into our existing business may fail; and

•	we may issue equity securities, incur debt, assume contingent liabilities or have amortization expenses and write-downs of acquired assets which could cause our earnings per share to decline.

If our customers are unable to gain market acceptance for the products that we develop or manufacture for them, we may lose revenue.

      We design and manufacture components for other companies. We also sell proprietary products that contain components to other companies and end-user customers. For products we manufacture (manufactured for others or those we sell directly), our success is dependent on the acceptance of those products in their markets. We have no control over the products or marketing of products that we sell to our customers. Market acceptance may depend on a variety of factors, including educating the target market regarding the use of a new procedure. Market acceptance and market share are also affected by the timing of market introduction of competitive products. Some of our customers, especially emerging growth companies, have limited or no experience in marketing their products and may be unable to establish effective sales and marketing and distribution channels to rapidly and successfully commercialize their products. If our customers are unable to gain any significant market acceptance for the products we develop or manufacture for them, our business will be adversely affected.

If we fail to comply with environmental laws and regulations we may be fined and prohibited from manufacturing products.

      As a small generator of hazardous substances, we are subject to local governmental regulations relating to the storage, discharge, handling, emission, generation, manufacture and disposal of toxic or other hazardous substances, such as waste oil, acetone and alcohol that are used in very small quantities to manufacture our products. While we are currently in compliance with applicable regulations, if we fail to comply with these regulations substantial fines could be imposed on us and we could be required to suspend production, alter manufacturing processes or cease operations.

We are dependent on two industry segments and adverse trends in these industry segments may reduce our revenues.

      During the past several years, we have been significantly dependent on two markets. In the first quarter of fiscal 2004 and during fiscal 2003, fiscal 2002, and fiscal 2001, 86%, 82%, 76%, and 61%, respectively, of our net sales came from the hearing instrument and medical device manufacturers. These industries are characterized by intense competition, relatively short product life cycles, rapid technological change, significant fluctuations in product demand and significant pressure on vendors to reduce or minimize cost. Accordingly, we may be adversely affected by these industry trends to the extent that they reduce our revenues. In particular, if the hearing instrument manufacturers develop new technologies that do not incorporate our products, or if our competitors offer similar products at a lower cost to such manufacturers, our revenues may decrease and our business would be adversely affected.

      Although we are attempting to reduce our dependence on a single industry, we do not expect this historic dependence to change dramatically or quickly. Moreover, a significant amount of our non-hearing instrument industry sales are made in the medical products industry, which is characterized by trends similar to those in the hearing instrument manufacturer industry.

      In certain circumstances, our customers are permitted to cancel their orders, change production quantities, delay production and terminate their contracts and any such event or series of events may adversely affect our gross margins and operating results. We, as a medical device development and manufacturing service provider, must provide product output that matches the needs of their customers, which can change from time to time. We generally do not obtain long-term commitments from our customers and we continue to experience reduced lead times in customer orders. Customers may cancel their orders, change production quantities, delay production, or terminate their contracts for a number of reasons. In certain situations, cancellations, reductions in quantities, delays or terminations by a significant customer could adversely affect our operating results. Such cancellations, reductions or delays have occurred and may continue to occur in response to slowdowns in our customers’ businesses or for other reasons. In addition, we make significant decisions, including determining the levels of business that we will seek and accept, production schedules, parts procurement commitments, and personnel needs based on our estimates of customer requirements. Because many of our costs and operating expenses are relatively fixed, a reduction in customer demand or a termination of a contract by a customer could adversely affect our gross margins and operating results.

      Inventory risk and production delay may adversely affect our financial performance. Most of our contract manufacturing services are provided on a turnkey basis, where we purchase some or all of the materials required for product assembling and manufacturing. We bear varying amounts of inventory risk in providing services in this manner. In manufacturing operations, we need to order parts and supplies based on customer forecasts, which may be for a larger quantity of product than is included in the firm orders ultimately received from those customers. While many of our customer agreements include provisions that require customers to reimburse us for excess inventory which we specifically order to meet their forecasts, we may not actually be reimbursed or be able to collect on these obligations. In that case, we could have excess inventory and/or cancellation or return charges from our suppliers. Our imaging and medical device manufacturing customers continue to experience fluctuating demand for their products, and in response they may ask us to reduce or delay production. If we delay production, our financial performance may be adversely affected.

We may lose business and revenues if we fail to successfully compete for our customers’ business.

      We face competition from the internal operations of our current and potential OEM customers and from offshore contract manufacturers, which, because of their lower labor rates and other related factors, may enjoy a competitive advantage over us with respect to high-volume production. We expect to continue to encounter competition from other electronics manufacturers that currently provide or may begin to provide contract design and manufacturing services.

      A number of our competitors may have substantially greater manufacturing, financial, technical, marketing, and other resources than we have, and may offer a broader scope and presence of operations on a worldwide basis. Significant competitive factors in the microelectronics market include price, quality, design capabilities, responsiveness, testing capabilities, the ability to manufacture in very high volumes and proximity to the customers final assembly facilities. While we have competed favorably in the past with respect to these factors, this is a particularly fast changing market, and there can be no assurance that we will continue to do so in the future.

      We are often one of two or more suppliers on any particular customer requirement and are, therefore, subject to continuing competition on existing programs. In order to remain competitive in any of our markets, we must continually provide timely and technologically advanced design capabilities and manufacturing services, ensure the quality of our products, and compete favorably with respect to turnaround and price. If we fail to compete favorably with respect to the principal competitive factors in the markets we serve, we may lose business and our operating results may be reduced.

Fluctuations in the price and supply of components used to manufacture our products may reduce our profits.

      Substantially all of our manufacturing services are provided on a turnkey basis in which we, in addition to providing design, assembly and testing services, are responsible for the procurement of the components that are assembled by us for our customers. Although we attempt to minimize margin erosion as a result of component price increases, in certain circumstances we are required to bear some or all of the risk of such price fluctuations, which could adversely affect our profits. To date, we have generally been able to negotiate contracts that allow us to shift much of the impact of price fluctuations to the customer; however, there can be no assurance that we will be able to do so in all cases.

      In order to assure an adequate supply of certain key components that have long procurement lead times, such as ICs, we occasionally must order such components prior to receiving formal customer purchase orders for the assemblies that require such components. Failure to accurately anticipate the volume or timing of customer orders can result in component shortages or excess component inventory, which in either case could adversely affect our operating results and financial condition.

      Certain of the assemblies manufactured by us require one or more components that are ordered from, or which may be available from, only one source or a limited number of sources. Delivery problems relating to components purchased from any of our key suppliers could have a material adverse impact on our financial performance. From time to time, our suppliers allocate components among their customers in response to supply shortages. In some cases, supply shortages will substantially curtail production of all assemblies using a particular component. In addition, at various times there have been industry-wide shortages of electronic components. While we have not experienced sustained periods of shortages of components in the recent past, there can be no assurance that substantial component shortages will not occur in the future. Any such shortages could reduce our operating results.

Our costs may increase significantly if we are unable to forecast customer orders and production schedules.

      The level and timing of orders placed by customers vary due to the customers’ attempts to balance their inventory, changes in customers’ manufacturing strategies, and variations in demand for the customers’ products. Due in part to these factors, most of our customers do not commit to firm production schedules more than several weeks in advance of requirements. Our inability to forecast the level of customers’ orders with certainty makes it difficult to schedule production and optimize utilization of manufacturing capacity. This uncertainty could also significantly increase our costs related to manufacturing product. In the past, we have been required to increase staffing and incur other expenses in order to meet the anticipated demands of our customers. From time to time, anticipated orders from some of our customers have failed to materialize and delivery schedules have been deferred as a result of changes in a customer’s business needs, both of which have adversely affected our operating results. On other occasions, customers have required rapid increases in production that has placed an excessive burden on our resources. There can be no assurance that we will not experience similar fluctuations in customer demand in the future.

We may be unable to realize revenue from our backlog.

      We compute our backlog from purchase orders received from our customers and from other contractual agreements. Our backlog is typically not a firm commitment from the customers. As such, even though we may have contractual agreements or purchase orders for future shipments, there is no guarantee that this backlog will be realized as revenue.

We may have a significant accounts receivable or inventory write-off due to the inability of our customers to pay their accounts.

      We may carry significant accounts receivable and inventory in connection with providing manufacturing services to our customers. If one or more of our principal customers were to become insolvent, or otherwise fail to pay for the services and materials provided by us, our operating results and financial condition would be adversely affected.

We may have significant write-offs due to end of life programs and other customer relationship issues.

      We may carry significant inventory in connection with providing manufacturing services to our customers. While our contracts are crafted to protect us against inventory exposures, certain situations could demand the write-off of inventories in order to keep customer relationships in place. Additionally, if one or more of our principal customers were to become insolvent, or otherwise fail to pay for the services and materials provided by us, our operating results and financial condition would be adversely affected.

Our business success may be adversely affected by our ability to hire and retain employees.

      Our continued growth and success depend to a significant extent on the continued service of senior management and other key employees and the hiring of new qualified employees. We rely upon the acquisition and retention of employees with extensive technological experience. Competition for skilled business, product development, technical and other personnel is intense. There can be no assurance that we will be successful in recruiting new personnel and retaining existing personnel. Our executive officers are subject to employment agreements that can be terminated upon providing 90 days advance, written notice by either party. The loss of one or more key employees may materially adversely affect our growth.

We operate in a regulated industry, and our products and revenue are subject to regulatory risk.

      We are subject to a variety of regulatory agency requirements in the United States and foreign countries relating to many of the products that we develop and manufacture. The process of obtaining and maintaining required regulatory approvals and otherwise remaining in regulatory compliance can be lengthy, expensive and uncertain.

      The FDA inspects manufacturers of certain types of devices before providing a clearance to manufacture and sell such device, and the failure to pass such an inspection could result in delay in moving ahead with a product or project. We are required to comply with the FDA’s QSR for the development and manufacture of medical products. In addition, in order for devices we design or manufacture to be exported and for us and our customers to be qualified to use the “CE” mark in the European Union, we maintain ISO 9001/EN 46001 certification which, like the QSR, subjects our operations to periodic surveillance audits. To ensure compliance with various regulatory and quality requirements, we expend significant time, resources and effort in the areas of training, production and quality assurance. If we fail to comply with regulatory or quality regulations or other FDA or applicable legal requirements, the governing agencies can issue warning letters, impose government sanctions and levy serious penalties.

      Noncompliance or regulatory action could have a negative impact on our business, including the increased cost of coming into compliance, and an adverse effect on the willingness of customers and prospective customers to do business with us. Such noncompliance, as well as any increased cost of compliance, could have a material adverse effect on our business, results of operations and financial condition.

If our customers do not promptly obtain regulatory approval for their products, our projects and revenue may be adversely affected.

      The FDA regulates many of our customers’ products, and requires certain clearances or approvals before new medical devices can be marketed. As a prerequisite to any introduction of a new device into the medical marketplace, our customers must obtain necessary product clearances or approvals from the FDA or other regulatory agencies. This can be a slow and uncertain process, and there can be no assurance that such clearances or approvals will be obtained on a timely basis, if at all. In addition, products intended for use in foreign countries must comply with similar requirements and be certified for sale in those countries. A customer’s failure to comply with the FDA’s requirements can result in the delay or denial of approval to proceed with the product. Delays in obtaining regulatory approval are frequent and, in turn, can result in delaying or canceling customer orders. There can be no assurance that our customers will obtain or be able to maintain all required clearances or approvals for domestic or exported products on a timely basis, if at all. The delays and potential product cancellations inherent in the regulatory approval and ongoing regulatory compliance of products we develop or manufacture may have a material adverse effect on our projects and revenue, as well as our business, reputation, results of operations and financial condition.

If government or insurance company reimbursements for our customers’ products change, our products, revenues and profitability may be adversely affected.

      Governmental and insurance industry efforts to reform the healthcare industry and reduce healthcare spending have affected, and will continue to affect, the market for medical devices. There have been several instances of changes in governmental or commercial insurance reimbursement policies that have significantly impacted the markets for certain types of products or services or that have had an impact on entire industries, such as recent policies affecting payment for nursing home and home care services. Adverse governmental regulation relating to our components or our customers’ products that might arise from future legislative, administrative or insurance industry policy cannot be predicted and the ultimate effect on private insurer and governmental healthcare reimbursement is unknown. Government and commercial insurance companies are increasingly vigorous in their attempts to contain healthcare costs by limiting both coverage and the level of reimbursement for new therapeutic products even if approved for marketing by the FDA. If government and commercial payers do not provide adequate coverage and reimbursement levels for uses of our customers’ products, the market acceptance of these products and our revenues and profitability would be adversely affected.

We have customers located in foreign countries and our unfamiliarity of the laws and business practices of such foreign countries could cause us to incur increased costs.

      We currently have customers located in foreign countries and anticipate additional customers located outside the United States. Our lack of knowledge and understanding of the laws of, and the customary business practices in, foreign counties could cause us to incur increased costs in connection with disputes over contracts, environmental laws, collection of accounts receivable, holding excess and obsolete inventory, duties and other import and export fees, product warranty exposure and unanticipated changes in governmental regimes.

The price of our common stock may be adversely affected by significant price fluctuations due to a number of factors, many of which are beyond our control.

      The market price of our common stock has experienced significant fluctuations and may continue to fluctuate in the future. The market price of the common stock may be significantly affected by many factors, including:

•	changes in requirements or demands for our services;

•	the announcement of new products or product enhancements by us or our competitors;

•	technological innovations by us or our competitors;

•	quarterly variations in our or our competitors’ operating results;

•	changes in prices of our or our competitors’ products and services;

•	changes in our revenue and revenue growth rates;

•	changes in earnings estimates by market analysts, speculation in the press or analyst community; and

•	general market conditions or market conditions specific to particular industries.

      The stock prices for many companies in the technology sector have experienced wide fluctuations that often have been unrelated to their operating performance. Such fluctuations may adversely affect the market price of our common stock.

Our Amended and Restated Articles of Incorporation and our Amended and Restated Bylaws, as amended, may discourage lawsuits and other claims against our directors.

      Our articles of incorporation provide, to the fullest extent permitted by Minnesota law, that our directors shall have no personal liability for breaches of their fiduciary duties to us. In addition, our bylaws provide for mandatory indemnification of directors and officers to the fullest extent permitted by Minnesota law. These provisions may reduce the likelihood of derivative litigation against directors and may discourage shareholders from bringing a lawsuit against directors for a breach of their duty.

We have issued numerous options to acquire our common stock that could have a dilutive effect on our common stock.

      As of February 26, 2004, we had options outstanding to acquire 1,488,600 shares of our common stock, exercisable at prices ranging from $1.680 to $20.375 per share, with a weighted average exercise price of $5.168 per share. During the terms of these options, the holders will have the opportunity to profit from an increase in the market price of our common stock with resulting dilution to the holders of shares who purchased shares for a price higher than the respective exercise price. In addition, the increase in the outstanding shares of our common stock as a result of the exercise or conversion of these options could result in a significant decrease in the percentage ownership of our common stock by the purchasers of our common stock.

The market price of our common stock may be reduced by future sales of our common stock in the public market.

      Sales of substantial amounts of common stock in the public market that are not currently freely tradable, or even the potential for such sales, could have an adverse effect on the market price for shares of our common stock and could impair the ability of purchasers of our common stock to recoup their investment or make a profit. As of February 26, 2004, these shares consist of:

•	approximately 614,620 shares beneficially owned by our executive officers and directors; and

•	approximately 1,960,900 shares issuable to option and warrant holders.

      Unless the shares of our outstanding common stock owned by our executive officers and directors are further registered under the securities laws, they may not be resold except in compliance with Rule 144 promulgated by the SEC, or some other exemption from registration. Rule 144 does not prohibit the sale of these shares but does place conditions on their resale that must be complied with before they can be resold.

The trading dynamics of our common stock makes it subject to large fluctuations in the per share value.

      Our common stock is a micro-stock that is thinly traded on the NASDAQ National Market. In some cases, our common stock may not trade during any given day. Small changes in the demand for shares of our common stock can have a material impact, both negatively and positively, in the trading share price of our stock.

Our Amended and Restated Articles of Incorporation contain provisions that could discourage or prevent a potential takeover, even if such transaction would be beneficial to our shareholders.

      Our Amended and Restated Articles of Incorporation authorize our Board of Directors to issue up to 10,000,000 shares of common stock and 5,000,000 shares of undesignated stock, the terms of which may be determined at the time of issuance by the Board of Directors, without further action by our shareholders. Undesignated stock authorized by the Board of Directors may include voting rights, preferences as to dividends and liquidation, conversion and redemptive rights and sinking fund provisions that could affect the rights of the holders of our common stock and reduce the value of our common stock. The issuance of preferred stock could also prevent a potential takeover because the terms of any issued preferred stock may require the approval of the holders of the outstanding shares of preferred stock in order to consummate a merger, reorganization or sale of substantially all of our assets or other extraordinary corporate transaction.

      Our Amended and Restated Articles of Incorporation provide for a classified Board of Directors with staggered, three-year terms. Our Amended and Restated Articles of Incorporation also require the affirmative vote of a supermajority (80%) of the voting power for the following matters:

•	to approve the merger or consolidation of HEI or any subsidiary with or into any person that directly or indirectly beneficially owns, or owned at any time in the preceding 12 months, five percent or more of the outstanding shares of our stock entitled to vote in elections of directors (a “Related Person”);

•	to authorize the sale of substantially all of our assets to a Related Person;

•	to authorize the issuance of any of our voting securities in exchange or payment for the securities or assets of any Related Person, if such authorization is otherwise required by law or any agreement;

•	to adopt any plan for the dissolution of HEI; and

•	to adopt any amendment, change or repeal of certain articles of the Amended and Restated Articles of Incorporation, including the articles that establish the authority of the Board of Directors, the supermajority voting requirements and the classified Board of Directors.

      These provisions may have the effect of deterring a potential takeover or delaying changes in control or our management.

USE OF PROCEEDS

      The selling shareholders are offering all of the shares to be sold under this Prospectus. We will not receive any of the proceeds from the offer and sale of the shares.

SELLING SHAREHOLDERS

      Whitebox Hedged High Yield Partners LP acquired its shares being offered under this Prospectus from us on October 15, 2003, in connection with our prepayment of a subordinated promissory note held by them. An additional 20 of the selling shareholders acquired an aggregate of 251,380 of the shares being offered under this Prospectus in a private transaction completed on February 23, 2004. The remaining 18 selling shareholders acquired their shares offered under this Prospectus from us in connection with a private investment in HEI effective February 13, 2004.

      The selling shareholders have indicated that the shares offered by this Prospectus may be sold from time to time by them or by their pledgees, donees, transferees or other successors in interest. The following table shows as of February 25, 2004:

•	The name of each of the selling shareholders,

•	The number of shares of our common stock beneficially owned by each of the selling shareholders, and

•	The number of securities offered by this Prospectus that may be sold from time to time by each of the selling shareholders.

      There is no assurance that the selling shareholders will sell the shares offered by this Prospectus.

						Percentage of
	Shares of		Shares of		Shares of	Shares of
	Common Stock		Common Stock		Common Stock	Common Stock
	Owned Beneficially		Offered By		Owned Beneficially	Owned Beneficially
Name of Selling Shareholder	Before Offering		This Prospectus		After Offering(1)	After Offering(1)

Robert G. Allison	19,500	(2)	19,500	(2)	0	*
Piper Jaffray as Custodian FBO Bradley A. Erickson IRA	13,000	(3)	13,000	(3)	0	*
Dennis D. Gonyea	26,000	(4)	26,000	(4)	0	*
David M. Westrum, TTEE FBO David M. Westrum Revocable Living Trust u/a dtd 6/1/97	19,500	(5)	19,500	(5)	0	*
Cedric A/Margaret E Veum TTEES FBO Cedric A/Margaret E Veum Living Trust u/a dtd 6/20/96	13,000	(6)	13,000	(6)	0	*
Piper Jaffray as Custodian FBO Dan L. Lastavich IRA	26,000	(7)	26,000	(7)	0	*
Piper Jaffray as Custodian FBO Daniel S. Perkins IRA	19,500	(8)	19,500	(8)	0	*
Piper Jaffray as Custodian FBO David H. Potter IRA	19,500	(9)	19,500	(9)	0	*
Piper Jaffray as Custodian FBO James G. Peters IRA	13,000	(10)	13,000	(10)	0	*
Diversified Drilling Corporation	65,000	(11)	65,000	(11)	0	*
Greenwich Growth Fund Limited	43,333	(12)	43,333	(12)	0	*
Stonestreet LP	195,000	(13)	195,000	(13)	0	*
Whalehaven Fund Limited	65,000	(14)	65,000	(14)	0	*
Crestview Capital Partners LLC	325,000	(15)	325,000	(15)	0	*
Cranshire Capital, L.P.	216,667	(16)	216,667	(16)	0	*

						Percentage of
	Shares of		Shares of		Shares of	Shares of
	Common Stock		Common Stock		Common Stock	Common Stock
	Owned Beneficially		Offered By		Owned Beneficially	Owned Beneficially
Name of Selling Shareholder	Before Offering		This Prospectus		After Offering(1)	After Offering(1)

Bluegrass Growth Fund LP	130,000	(17)	130,000	(17)	0	*
Alpha Capital AG	66,500	(18)	65,000	(18)	1,500	*
Pandora Select Partners LP	260,000	(19)	260,000	(19)	0	*
Whitebox Hedged High Yield Partners LP	47,700		47,700		0	*
Mike Stefan	35,000		35,000		0	*
Courtney Pulkrabek	40,000		40,000		0	*
Raymond Newkirk	25,000		15,000		10,000	*
Thomas M. Vertin	10,000		10,000		0	*
Larry K. Lee	5,000		5,000		0	*
William C. Straub and Susan L. Straub	5,000		5,000		0	*
Steven Rutzick	5,000		5,000		0	*
Joe Semler Jr.	10,000		10,000		0	*
Akros Capital Fund LP	25,000	(20)	25,000	(20)	0	*
Donald R. Benke and Pauline B. Benke	11,600		7,600		4,000	*
Robert W. Heller	8,100		3,000		5,100	*
W. Bruce Erickson	55,000		20,000		35,000	*
Marion C. Hall	20,000	(21)	10,000	(21)	10,000	*
Lawrence and Mary Mans	112,000		20,000		92,000	1.1%
Ilo Leppik	22,800		6,000		16,800	*
Clyde L. Trudeau	11,500		4,000		7,500	*
Paul L. Heibel	19,000		10,000		9,000	*
Beverly Stathopoulos Trust	15,000		10,000		5,000	*
Stanford Baratz Rev. Trust	5,780		5,780		0	*
Larry Gamst	5,000		5,000		0	*
ThinkEquity Partners, LLC	118,300	(22)	70,800	(22)	47,500	*

*	Represents beneficial ownership of less than 1% of the outstanding shares of our common stock.

(1)	The number of shares owned after the offering assumes the sale of all the shares of common stock offered in this Prospectus.

(2)	Includes 4,500 shares of common stock that Robert G. Allison may acquire under outstanding warrants.

(3)	Includes 3,000 shares of common stock that Piper Jaffray as Custodian FBO Bradley A. Erickson IRA may acquire under outstanding warrants. Bradley A. Erickson is a registered representative of Piper Jaffray, Inc. which is a registered broker-dealer. Piper Jaffray has informed the Company, on behalf of Bradley A. Erickson, that it (i) acquired 10,000 shares of common stock offered by this Prospectus in the ordinary course of business and, at the time of purchase of such shares, had no agreements or understandings, directly or indirectly, with any person to distribute such shares and (ii) will acquire the 3,000 shares of common stock issuable upon exercise of the outstanding warrants in the ordinary course of business and, at the time of the exercise of the warrants, will have no agreements or understandings, directly or indirectly, with any person to distribute such shares.

(4)	Includes 6,000 shares of common stock that Dennis D. Gonyea may acquire under outstanding warrants.

(5)	Includes 4,500 shares of common stock that David M. Westrum, TTEE FBO David M. Westrum Revocable Living Trust u/a dtd 6/1/97 may acquire under outstanding warrants.

(6)	Includes 3,000 shares of common stock that Cedric A/ Margaret E Veum TTEES FBO Cedric A/Margaret E Veum Living Trust u/a dtd 6/20/96 may acquire under outstanding warrants.

(7)	Includes 6,000 shares of common stock that Piper Jaffray as Custodian FBO Dan L. Lastavich IRA may acquire under outstanding warrants.

(8)	Includes 4,500 shares of common stock that Piper Jaffray as Custodian FBO Daniel S. Perkins IRA may acquire under outstanding warrants. Daniel S. Perkins is a registered representative with Askar Corp. which is a registered broker-dealer. Mr. Perkins has informed the Company that he (i) acquired 15,000 shares of common stock offered by this Prospectus in the ordinary course of business and, at the time of purchase of such shares, had no agreements or understandings, directly or indirectly, with any person to distribute such shares and (ii) will acquire the 4,500 shares of common stock issuable upon exercise of the outstanding warrants in the ordinary course of business and, at the time of the exercise of the warrants, will have no agreements or understandings, directly or indirectly, with any person to distribute such shares.

(9)	Includes 4,500 shares of common stock that Piper Jaffray as Custodian FBO David H. Potter IRA may acquire under outstanding warrants.

(10)	Includes 3,000 shares of common stock that Piper Jaffray as Custodian FBO James G. Peters IRA may acquire under outstanding warrants. Daniel S. Perkins, a registered representative with Askar Corp., is the son-in-law of James G. Peters. Piper Jaffray has informed the Company, on behalf of James G. Peters, that it (i) acquired 10,000 shares of common stock offered by this Prospectus in the ordinary course of business and, at the time of purchase of such shares, had no agreements or understandings, directly or indirectly, with any person to distribute such shares and (ii) will acquire the 3,000 shares of common stock issuable upon exercise of the outstanding warrants in the ordinary course of business and, at the time of the exercise of the warrants, will have no agreements or understandings, directly or indirectly, with any person to distribute such shares.

(11)	Includes 15,000 shares of common stock that Diversified Drilling Corporation may acquire under outstanding warrants.

(12)	Includes 10,000 shares of common stock that Greenwich Growth Fund Limited may acquire under outstanding warrants.

(13)	Includes 45,000 shares of common stock that Stonestreet LP may acquire under outstanding warrants.

(14)	Includes 15,000 shares of common stock that Whalehaven Fund Limited may acquire under outstanding warrants.

(15)	Includes 75,000 shares of common stock that Crestview Capital Partners LLC may acquire under outstanding warrants. Stew Flink, a principal of Crestview Capital Partners LLC, is also a principal of Dillon Capital which is a member of the National Association of Securities Dealers, Inc. Crestview Capital Partners LLC has informed the Company that it (i) acquired 250,000 shares of common stock offered by this Prospectus in the ordinary course of business and, at the time of purchase of such shares, had no agreements or understandings, directly or indirectly, with any person to distribute such shares and (ii) will acquire the 75,000 shares of common stock issuable upon exercise of the outstanding warrants in the ordinary course of business and, at the time of the exercise of the warrants, will have no agreements or understandings, directly or indirectly, with any person to distribute such shares.

(16)	Includes 50,000 shares of common stock that Cranshire Capital, L.P. may acquire under outstanding warrants.

(17)	Includes 30,000 shares of common stock that Bluegrass Growth Fund LP may acquire under outstanding warrants.

(18)	Includes 15,000 shares of common stock that Alpha Capital AG may acquire under outstanding warrants.

(19)	Includes 60,000 shares of common stock that Pandoora Select Partners LP may acquire under outstanding warrants.

(20)	John Burger, the General Partner of Akros Capital Fund LP, is a registered representative of Feltl and Company. Brady Lipp, the Managing Partner of Akros Capital Fund, LP, is a registered representative of Credit Swiss. Akros Capital Fund LP has informed the Company that it acquired the 25,000 shares of common stock offered by this Prospectus in the ordinary course of business and, at the time of purchase of such shares, had no agreements or understandings, directly or indirectly, with any person to distribute such shares.

(21)	Marion C. Hall’s husband, Donald M. Hall, is a registered representative with Feltl and Company. Marion C. Hall has informed the Company that she acquired the 20,000 shares of common stock offered by this Prospectus in the ordinary course of business and, at the time of purchase of such shares, had no agreements or understandings, directly or indirectly, with any person to distribute such shares.

(22)	Includes 118,300 shares of common stock that ThinkEquity Partners, LLC (“ThinkEquity”) may acquire under outstanding warrants. ThinkEquity is a registered broker-dealer whose ownership is set forth on its Form BD filed with the Securities and Exchange Commission. ThinkEquity has informed the Company that is will acquire the common stock issuable upon exercise of the outstanding warrants in the ordinary course of business and, at the time of the exercise of the warrants, will have no agreements or understandings, directly or indirectly, with any person to distribute such shares.

PLAN OF DISTRIBUTION

      The sale of the shares offered by this Prospectus may be made in the Nasdaq National Market or other over-the-counter markets at prices and at terms then prevailing or at prices related to the then current market price or in negotiated transactions. These shares may be sold by one or more of the following:

•	A block trade in which the broker or dealer will attempt to sell shares as agent but may position and resell a portion of the block as principal to facilitate the transaction.

•	Purchases by a broker or dealer as principal and resale by a broker or dealer for its account using this Prospectus.

•	Ordinary brokerage transactions and transactions in which the broker solicits purchasers.

•	In privately negotiated transactions not involving a broker or dealer.

•	In any method permitted pursuant to applicable law.

      Each sale may be made either at market prices prevailing at the time of such sale, at negotiated prices, at fixed prices that may be changed, or at prices related to prevailing market prices.

      In effecting sales, brokers or dealers engaged to sell the shares may arrange for other brokers or dealers to participate. Brokers or dealers engaged to sell the shares will receive compensation in the form of commissions or discounts in amounts to be negotiated immediately prior to each sale. These brokers or dealers and any other participating brokers or dealers may be deemed to be underwriters within the meaning of the Securities Act of 1933 in connection with these sales. We will receive no proceeds from any resales of the shares offered by this Prospectus, and we anticipate that the brokers or dealers, if any, participating in the sales of the shares will receive the usual and customary selling commissions.

      In connection with distributions of the shares or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of the shares registered hereunder in the course of hedging the positions they assume with the selling shareholders. The selling shareholders may also sell shares short and deliver the shares to close out such short positions. The selling shareholders may also enter into option, swaps, derivatives or other transactions with broker-dealers that require the delivery to the broker-dealer of the shares covered by this Prospectus, which the broker-dealer may resell pursuant to this Prospectus. The selling shareholders may also pledge the shares registered hereunder to a broker or dealer and upon a default, the broker or dealer may effect sales of the pledged shares pursuant to this Prospectus.

      From time to time the selling shareholders may be engaged in short sales, short sales against the box, puts and calls and other hedging transactions in our securities, and may sell and deliver the shares covered by this Prospectus in connection with such transactions or in settlement of securities loans. These transactions may be entered into with broker-dealers or other financial institutions. In addition, from time to time, a selling shareholder may pledge its shares pursuant to the margin provisions of its customer agreements with its broker-dealer. Upon delivery of the shares or a default by a selling shareholder, the broker-dealer or financial institution may offer and sell the pledged shares from time to time.

      To comply with the securities laws of some states, if applicable, the shares will be sold in those states only through brokers or dealers. In addition, in some states, the shares may not be sold in those states unless they have been registered or qualified for sale in those states or an exemption from registration or qualification is available and is satisfied.

      If necessary, the specific shares of our common stock to be sold, the names of the selling shareholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this Prospectus is a part.

      Under applicable rules and regulations under Regulation M under the Securities Exchange Act of 1934, as amended, any person engaged in the distribution of the common stock generally may not simultaneously engage in market making activities with respect to the common stock for a specified period set forth in Regulation M prior to the commencement of such distribution and until its completion. In addition, the selling shareholders will be subject to the applicable provisions of the Securities Act of 1933, as amended, and Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, which may limit the timing of purchases and sales of shares of the common stock by the selling shareholders. The foregoing may affect the marketability of the common stock.

      The selling shareholders will pay any applicable underwriting commissions and expenses, brokerage fees and transfer taxes. We will bear all other expenses in connection with the offering and sale of the shares. We have agreed to indemnify and hold harmless the selling shareholders from certain liabilities under the Securities Act of 1933. The selling shareholders also have agreed to indemnify us against certain liabilities in connection with the registration and the offering and sale of the shares.

DESCRIPTION OF SECURITIES

General

      Our articles of incorporation authorize our Board of Directors to issue 15,000,000 shares of capital stock, including 10,000,000 shares of common stock, $0.05 par value, and 5,000,000 shares of undesignated stock, with rights, preferences and privileges as are determined by our board of directors.

Common Stock

      As of February 27, 2004, we had 8,273,491 shares of common stock outstanding. All outstanding shares of our common stock are fully paid and nonassessable. The following is a summary of the material rights and privileges of our common stock.

      Voting. Holders of our common stock are entitled to cast one vote for each share held at all shareholder meetings for all purposes, including the election of Directors. The holders of more than 50% of the voting power of our common stock issued and outstanding and entitled to vote and present in person or by proxy, together with any preferred stock issued and outstanding and entitled to vote and present in person or by proxy, constitute a quorum at all meetings of our shareholders. The vote of the holders of a majority of our common stock present and entitled to vote at a meeting, together with any preferred stock present and entitled to vote at a meeting, will decide any question brought before the meeting, except when Minnesota law, our articles of incorporation or our bylaws require a greater vote and except when Minnesota law requires a vote of any preferred stock issued and outstanding, voting as a separate class, to approve a matter brought before the meeting. Holders of our common stock do not have cumulative voting for the election of directors.

      Dividends. Holders of our common stock are entitled to dividends when, as and if declared by the board of directors out of funds available for distribution. The payment of any dividends may be limited or prohibited by loan agreement provisions or priority dividends for preferred stock that may be outstanding.

      Preemptive Rights. The holders of our common stock have no preemptive rights to subscribe for any additional shares of any class of our capital stock or for any issue of bonds, notes or other securities convertible into any class of our capital stock.

      Liquidation. If we liquidate or dissolve, the holders of each outstanding share of our common stock will be entitled to share equally in our assets legally available for distribution to our shareholders after payment of all liabilities and after distributions to holders of preferred stock legally entitled to be paid distributions prior to the payment of distributions to holders of our common stock.

Warrants

      This Prospectus includes 424,800 shares of common stock issuable pursuant to the exercise of warrants. The warrants are exercisable at any time, at an exercise price of $3.72 per share, in whole or in part, from February 13, 2004, to February 13, 2009. The exercise price and the amount of securities issuable pursuant to these warrants are subject to adjustment as may be required to prevent dilution resulting from stock splits, stock dividends or similar events. The warrant holders have the right to receive upon exercise the kind and amount of securities distributed prior to exercise pursuant to consolidation, sale or merger of HEI. These warrants were issued to the investors in, and the agent for, our private placement of 1,180,000 shares of our common stock that was executed as of February 13, 2004.

Minnesota Business Corporation Act

      We have opted out of the control share acquisition provisions of the Minnesota Business Corporation Act. The control share acquisition provisions generally prohibits any business combination by us or our subsidiary with any shareholder that purchases ten percent or more of our voting shares within four years following such interested shareholder’s share acquisition date, unless the business combination is approved by a committee of all the disinterested members of our Board of Directors before the interested shareholder’s share acquisition date.

LEGAL MATTERS

      Gray, Plant, Mooty, Mooty & Bennett, P.A., Minneapolis, Minnesota, has issued an opinion about the legality of the shares registered by this Prospectus.

EXPERTS

      The consolidated financial statements and schedule of HEI, Inc. and subsidiaries as of August 31, 2003 and 2002 and for each of the years in the three-year period ended August 31, 2003, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC’s public reference rooms located at its regional offices in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the operation of public reference rooms. You can also obtain copies of these materials from the SEC’s Internet web site located at http://www.sec.gov.

      The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this Prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934.

•	Our Annual Report on Form 10-K for the fiscal year ended August 31, 2003, filed with the SEC on December 16, 2003.

•	Our Current Report on Form 8-K, filed with the SEC on September 24, 2003.

•	Our Current Report on Form 8-K, filed with the SEC on October 21, 2003.

•	Our Current Report on Form 8-K, filed with the SEC on October 30, 2003.

•	Our Current Report on Form 8-K, filed with the SEC on December 2, 2003.

•	Our Current Report on Form 8-K, filed with the SEC on December 16, 2003.

•	Our Quarterly Report on Form 10-Q for the quarterly period ended November 30, 2003, filed with the SEC on January 13, 2004.

•	Our Current Report on Form 8-K, filed with the SEC on January 14, 2004.

•	Our Current Report on Form 8-K, filed with the SEC on January 20, 2004.

•	Our Current Report on Form 8-K, filed with the SEC on February 12, 2004.

•	Our Current Report on Form 8-K, filed with the SEC on February 18, 2004, as amended by Amendment No. 1 to our Current Report on Form 8-K/A, filed with the SEC on February 19, 2004.

•	The description of our common stock is contained in our Registration Statement on Form 10, filed on December 29, 1981, and Amendment No. 1 to such Registration Statement, filed on December 24, 1984.

      You may request a copy of these filings, at no cost, by writing, telephoning or sending an electronic message to us at the following:

HEI, Inc. Shareholder Relations 1495 Steiger Lake Lane Victoria, Minnesota 55386 (952) 443-2500 www.heii.com

      This Prospectus is part of a registration statement we filed with the SEC. You should rely only on the information or representations provided in this Prospectus. We have authorized no one to provide you with different information. The selling shareholders will not make an offer of these shares in any state where the offer is not permitted. You should not assume that the information in this Prospectus is accurate as of any date other than the date on the front page of this Prospectus.

INDEMNIFICATION

      We are subject to the Minnesota Business Corporation Act (the “MBCA”). Section 302A.521 of the MBCA provides that we shall indemnify a person made or threatened to be made a party to a proceeding by reason of the former or present official capacity of such person against judgments, penalties, fines, including, without limitation, excise taxes assessed against such person with respect to any employee benefit plan, settlements and reasonable expenses, including attorneys’ fees and disbursements, incurred by such person in connection with the proceeding, if, with respect to the acts or omissions of such person complained of in the proceeding, such person:

•	has not been indemnified by another organization or employee benefit plan for the same judgments, penalties, fines, including, without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorneys’ fees and disbursements, incurred by the person in connection with the proceeding with respect to the same acts or omissions;

•	acted in good faith;

•	received no improper personal benefit and Section 302A.255 of the MBCA, if applicable, has been satisfied;

•	in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and

•	reasonably believed that the conduct was in our best interests in the case of acts or omissions in such person’s official capacity for us or reasonably believed that the conduct was not opposed to our best interests in the case of acts or omissions in such person’s official capacity for other affiliated organizations.

      Article VIII of our articles of incorporation further provide that our directors shall not be personally liable to us or our shareholders for breach of fiduciary duty, except for:

•	any breach of the director’s duty of loyalty;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	liability resulting from the authorization of an improper distribution;

•	any transaction from which the director received an improper personal benefit; or

•	any act or omission occurring prior to December 31, 1987.

Article VIII of our articles of incorporation further provides that we shall indemnify our directors to the fullest extent permitted under the MBCA, and that any repeal or modification of Article VIII by our shareholders will be prospective only and will not adversely affect any limitation on the personal liability of a director existing at the time of such repeal or modification.

      Article IX of our bylaws provides that each person who was or is made a party or is threatened to be made a party to or is involved, as a non-party witness or otherwise, in any action, suit or proceeding, whether civil, criminal, administrative or investigative, including a proceeding by or in the right of us, by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was our director or officer or, while our director or officer, is or was serving at our request as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, where the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, will be indemnified and held harmless by us to the fullest extent authorized by the MBCA, as may be amended, by common law or by administrative or judicial interpretation, against all expense, liability and loss reasonably incurred or suffered by such person in connection with such proceeding.

      We also maintain a director and officer insurance policy to cover ourselves, our directors and our officers against certain liabilities.

      Although indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons under these provisions, we have been advised that, in the opinion of the SEC, indemnification for liabilities arising under the Securities Act of 1933 is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

          No dealer, salesperson or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offer made by this Prospectus and, if given or made, the information or representations must not be relied upon as having been authorized by us. This Prospectus does not constitute an offer to sell or the solicitation of any offer to buy any security other than the securities offered by this Prospectus, nor does it constitute an offer to sell or a solicitation of any offer to buy the securities offered by this Prospectus by anyone in any jurisdiction in which the offer or solicitation is not authorized, or in which the person making the offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make an offer or solicitation. Neither the delivery of this Prospectus nor any sale made under this Prospectus shall, under any circumstances, create any implication that information contained in this Prospectus is correct as of any time subsequent to the date of this Prospectus.

1,903,880 Shares

HEI, Inc.

Common Stock

PROSPECTUS

March 15, 2004